SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)


                         UNITED FINANCIAL HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   91032K 10 6
                                 (CUSIP Number)

                   C. PETER BARDIN, SENIOR VICE PRESIDENT/CFO
                         UNITED FINANCIAL HOLDINGS, INC.
                    P.O. BOX 14517, ST. PETERSBURG, FL 33733
                                   727-898-2265
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 23, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ..X

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



















                         (Continued on following pages)
                               (Page 1 of 7 pages)

CUSIP No. 91032K 10 6                                               Page 2 of 7

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1.   Names of Reporting Person: IAN F. IRWIN
     I.R.S. Identification No. of Above Person (entity only)
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2.   Check the Appropriate Box if a Member of a Group*
     (a)
     (b)
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3.   SEC use only
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4.   Source of Funds*
           PF
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)
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6.   Citizenship or Place of Organization
           CANADA
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Number of shares     |  7.   Sole voting power         220,604
beneficially         |----------------------------------------------------------
owned by each        |  8.   Shared voting power       179,822
Reporting person     |----------------------------------------------------------
                     |  9.   Sole dispositive power    220,604
                     |----------------------------------------------------------
                     | 10.   Shared dispositive powr   179,822
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person     400,426
--------------------------------------------------------------------------------
12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
-------------- -----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)           8.9%
-------------- -----------------------------------------------------------------
14.  Type of Reporting Person*
                                IN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!




















CUSIP No. 91032K 10 6                                               Page 3 of 7

         This Statement on Schedule 13D (this "Schedule 13D") is being filed on behalf of Ian F. Irwin relating to the common stock, $.01 par value, of United Financial Holdings, Inc., a Florida corporation.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock"), of United Financial Holdings, Inc., a Florida corporation (the "Issuer"), which has its principal executive offices at 333 Third Avenue North, St. Petersburg, Florida 33701.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement represents the filing of Ian F. Irwin (the "Individual
  Shareholder").

The address of the Individual Shareholder is as follows:

                             3-A 20 Estate St. Peter
                      St. Thomas, U.S. Virgin Islands 00802
                               Phone: 340-777-1304

         The principal occupation of the Individual Shareholder is portfolio/ investment manager and the address at which this occupation is carried on is P.O. Box 237, St. Thomas, U.S. Virgin Islands 00804.

         The Individual Shareholder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         The Individual Shareholder has not, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Individual Shareholder is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


















CUSIP No. 91032K 10 6                                               Page 4 of 7

         The amount of funds used in the acquisition of the Preferred Shares (as defined below) is $972,440.00 derived from the Individual Shareholder's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         As of December 23, 2002, the Individual Shareholder entered into a certain Stock Purchase Agreement (the "Stock Purchase Agreement") with the Issuer. Pursuant to the Stock Purchase Agreement, as of that date the Individual Shareholder acquired in exchange for $972,440 in cash 7,000 shares of the Issuer's 7% Convertible Preferred Stock (the "Preferred Shares").

         As previously announced by the Issuer, the Issuer has entered into an Agreement and Plan of Merger dated as of November 12, 2002, as amended (the "Merger Agreement") with Synovus Financial Corp. ("Synovus") pursuant to which the Issuer would be merged (the "Merger") with and into Synovus. Completion of the Merger is subject to certain conditions, including the approval of each outstanding class of the Issuer's equity securities and 66-2/3% of the Issuer's equity securities voting as a single class at a special meeting of the Issuer's shareholders (the "Special Meeting"). The Preferred Shares constitute approximately 51% of the outstanding shares of the Issuer's 7% Convertible Preferred Stock, and the Individual Shareholder intends to vote the Preferred Shares at the special meeting in favor of the Merger. Accordingly, it is anticipated that at the Special Meeting the approval of the Merger by the holders of the Issuer's 7% Convertible Preferred Stock will be obtained and the only remaining required shareholder votes will be a majority of the Issuer's Common Stock, a majority of the Issuer's Series One Preferred Stock and 66-2/3% of the Issuers' equity securities voting together as a single class. The Individual Shareholder does not contemplate making additional purchases of or selling any securities of the Issuer pending completion of the Merger. If the Merger is for any reason abandoned, the Individual may, depending on the Individual Shareholder's evaluation of the Issuer's business, prospects and financial condition, the market for Common Stock, other opportunities available to the Individual Shareholder, general economic conditions, money and stock market conditions and other future developments, decide to acquire additional securities of the Issuer or to sell all or part of his investment in securities of the Issuer, although he has no current intention to do so.

         Although the purchase of securities of the Issuer pursuant to the Stock Purchase Agreement has been made for investment, the Individual Shareholder is a member of the Board of Directors of the Issuer and, accordingly, participates in the the management and policies of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.














CUSIP No. 91032K 10 6                                               Page 5 of 7

         The Individual Shareholder may be deemed to beneficially own 400,426 shares, or approximately 8.9%, of the outstanding Common Stock, through (i) his indirect ownership of 161,562 shares directly owned by an entity wholly owned by him, (ii) his indirect ownership of 59,042 shares issuable upon conversion of the Preferred Shares and (iii) the indirect ownership of 179,822 shares owned by entities in which the Individual Shareholder is an officer or director Except for the shares described in clause (iii) immediately preceding, as to which the Individual Shareholder shares voting and dispositive power, the Individual Shareholder may be deemed to possess sole voting and dispositive power over the shares beneficially owned by him. The Individual Shareholder disclaims beneficial ownership in an additional 630 shares held by a partnership of which the Individual Shareholder owns a limited partnership interest and is a shareholder of the corporate general partner; 39,267 shares that may be deemed to be beneficially owned by his spouse; and 37,064 shares held in trusts for his children for which he does not serve as trustee.

         On December 14, 2002, the Individual Shareholder acquired 22,818 shares of the Issuer's Common Stock at a price of $7.94 per share upon the exercise by him of stock options previously granted to him under the Issuer's stock option plan. Other than the foregoing, the Individual Shareholder has not effected any other transactions in the securities of the Issuer in the last sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in this Schedule 13D, the Individual Shareholder does not have any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Stock Purchase Agreement dated December 23, 2002 between the Issuer Shareholder and the Individual Shareholder

























                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2003

                                                              /S/ IAN F. IRWIN
                                                              ----------------
                                                               Ian F. Irwin

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL  MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




































CUSIP No. 91032K 10 6


EXHIBIT LIST

   Exhibit 1 Stock Purchase Agreement, dated December 23, 2002, between the Issuer and the Individual Shareholder